Cardinal Health
7000 Cardinal Place Dublin, Ohio 43017 (614) 757-5000 tel cardinalhealth.com

December 20, 2010

VIA EDGAR AND OVERNIGHT COURIER

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Cardinal Health, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed August 26, 2010
File No. 001-11373

Dear Ms. Jenkins:

On behalf of Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that appeared in your letter, dated December 14, 2010, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	We note your discussion of non-GAAP financial measures, such as ‘non-GAAP operating earnings,’ ‘non-GAAP operating earnings from continuing operations,’ ‘non-GAAP diluted EPS,’ and ‘non-GAAP tax rate,’ throughout your Forms 8-K filed August 5, 2010 and October 28, 2010 and within Management’s prepared remarks in your earnings calls also conducted on those dates. It appears these metrics represent important measures by which you manage operations and communicate performance to investors. Please explain to us why you do not discuss these metrics in your June 30, 2010 Form 10-K or September 30, 2010 Form 10-Q.

Ms. Tia Jenkins

December 20, 2010

Response: The Company endeavors for all public descriptions of the Company’s business performance to present accurate and consistent disclosures and message regardless of whether they are earnings releases and calls, analyst presentations or Form 10-K or Form 10-Q filings with the Commission. In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), management uses non-GAAP financial measures, including non-GAAP operating earnings, non-GAAP earnings from continuing operations, and non-GAAP diluted earnings per share from continuing operations. Management also uses non-GAAP effective tax rate from continuing operations as a supplemental metric to help investors understand the difference between GAAP and non-GAAP earnings from continuing operations. These non-GAAP measures differ from GAAP, are clearly identified in our earnings releases as non-GAAP, and are defined and reconciled in the earnings releases.

The Company discusses operating earnings, earnings from continuing operations and effective tax rate from continuing operations, including the material factors affecting comparative results, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) sections of the Form 10-K for the year ended June 30, 2010 (the “Fiscal 2010 Form 10-K”) and Form 10-Q for the three months ended September 30, 2010 (“First Quarter Form 10-Q”). As reflected in the Appendix to this response, these discussions include information, when material, on items that are the subject of adjustments made for the non-GAAP numbers. As a result, the Company believes that the disclosures in our Fiscal 2010 Form 10-K and First Quarter Form 10-Q provide investors with information that is consistent with the results and trends reflected in our earnings releases and prepared remarks and comply with the Commission’s rules and guidance relating to MD&A. As such, the Company respectfully submits that the addition of the aforementioned non-GAAP measures to our Form 10-K and Forms 10-Q would not provide investors with additional information beyond that already available in such filings.

Results of Operations, page 22

Revenue, page 22

Fiscal 2010 Compared to Fiscal 2009, page 22

Medical Segment, page 23

Ms. Tia Jenkins

December 20, 2010

2.	We note your disclosure that in connection with the August 31, 2009 Spin-Off you recognized previously deferred inter-company revenue for sales to CareFusion of $51 million, and that prior to the Spin-Off you deferred revenue for products sold to CareFusion businesses until the products were sold to the end customers. Please further explain to us your basis for recognizing this transfer of inventory to CareFusion as revenue in connection with the Spin-Off rather than including the inventory in the non-cash dividend issued in connection with the Spin-Off. In your response, explain to us how the transfer of inventory represented the culmination of an earnings process and describe to us the accounting literature you applied to support your treatment.

Response: Prior to the Spin-Off of CareFusion Corporation (the “Spin-Off”)and in the normal course of business, certain products manufactured by business units that remained with the Company were sold to business units that were spun-off with CareFusion Corporation (the CareFusion Corporation business units served as the distributor of these products in certain international markets). These products primarily consisted of exam and surgeon gloves, surgical drapes and gowns, and fluid management canisters. In accordance with ASC 810-10-45, revenue and gross profit related to these transactions were eliminated in the consolidated financial statements of the Company prior to the Spin-Off because they involved transactions between entities within the same consolidated group. The revenue and gross profit was not recognized until the products were sold to third-party entities outside the consolidated group.

Upon consummation of the Spin-Off, CareFusion Corporation became a third-party entity outside the Company’s consolidated group and, as such, title to the inventory described above which was held by CareFusion Corporation was no longer held within the Company’s consolidated group. Consequently, the earnings process had culminated and it was appropriate for the Company to recognize the sales and gross profit related to the sale of this inventory to CareFusion Corporation.

Several factors support the treatment of this item as a sale of inventory to CareFusion Corporation rather than including it in the non-cash dividend:

1.	This inventory was excluded from the assets included in the non-cash dividend under the Separation Agreement dated July 22, 2009 between the Company and CareFusion Corporation.

Ms. Tia Jenkins

December 20, 2010

2.	CareFusion Corporation paid cash to the Company subsequent to the Spin-Off for the inventory in accordance with customary invoice terms. No extended payment terms were granted to CareFusion Corporation.

3.	The Separation Agreement and other agreements entered into in connection with the Spin-Off contemplated that these transactions would be treated as normal course of business transactions rather than as part of the non-cash dividend. As negotiated by the parties to the Spin-Off, CareFusion Corporation agreed to purchase this inventory from the Company at the time of the Spin-Off. The Separation and other agreements entered into between the Company and CareFusion Corporation in connection with the Spin-Off evidenced the treatment of these transactions as a commercial sale between the Company and CareFusion Corporation upon consummation of the Spin-Off.

4.	Treatment of these transactions as part of the non-cash dividend would have resulted in the distribution business units of CareFusion Corporation inappropriately recognizing both the manufacturer profit and the distribution profit associated with this inventory.

5.	All criteria related to the recognition of revenue under SEC Staff Accounting Bulletin No. 104 were satisfied upon consummation of the Spin-Off.

Critical Accounting Policies and Sensitive Accounting Estimates, page 32

Goodwill and Other Intangibles, page 34

3.	We note the disclosure that your market-based approach historically included a review of the price/earnings ratio for publicly traded companies that were similar in nature, scope and size to your reporting units to the extent available. It appears to us that you used alternate estimates and assumptions to estimate the fair value of your reporting units under the market-based approach in 2010. Please clarify how the market-based approach changed, the reasons for the change in approach and the impact the change in approach had on the results of your impairment test. Also tell us how your income-based and market-based approaches are weighted and whether the weighting methodology is consistent from year to year.

Response: During fiscal 2010 the Company enhanced its approach to goodwill impairment testing to provide a better estimate of the fair value of the reporting units. In both the current and prior years, the market-based approach included comparisons to selected guideline companies using invested capital multiples. In the prior year, the market approach also included a review of the price/earnings ratio for publicly traded companies that were similar in nature, scope and size to

Ms. Tia Jenkins

December 20, 2010

the Company’s reporting units to the extent available. The Company believes that invested capital multiples provide better comparability to the guideline companies than the price/earnings ratio because invested capital multiples remove the impact of leverage and the potential equity volatility of the guideline companies. Therefore, in the current year the Company eliminated the price/earnings ratio from our analysis. If the Company had eliminated the price/earnings ratio from the analysis in the prior year, the results of the impairment analysis would not have changed.

In the prior year, the market and income approaches were weighted 50% and 50%, respectively. This weighting was consistent in fiscal 2010 with the exception of the Medical reporting unit in which the market and income approaches were weighted 25% and 75%, respectively. The market approach was given lower weighting compared to the income approach for the Medical reporting unit as the guideline companies used in the analysis have wider product and service offerings as compared to the Medical reporting unit. If the Company had applied consistent weighting in either of the periods, the results of the impairment analysis would not have changed.

*     *     *

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 757-7566.

Very truly yours,

/s/ Stuart G. Laws
Stuart G. Laws
Chief Accounting Officer

Ms. Tia Jenkins

December 20, 2010

cc:	John Archfield
Securities and Exchange Commission
Ryan Milne
Securities and Exchange Commission
Jeffrey W. Henderson
Cardinal Health, Inc.
Craig Morford
Cardinal Health, Inc.
Jonathan Weaver
Ernst & Young LLP

Ms. Tia Jenkins

December 20, 2010

APPENDIX

Listed below are the specific locations within our Fiscal 2010 Form 10-K and First Quarter Form 10-Q of the material adjustments to the reported GAAP measures required to arrive at the corresponding non-GAAP measure. See the applicable GAAP/Non-GAAP Reconciliations within the Forms 8-K filed August 5, 2010 and October 28, 2010 for complete reconciliations.

	Page number Fiscal 2010 Form 10-K	Page number First Quarter Form 10-Q
Non-GAAP Operating Earnings:
GAAP Operating earnings	25	22
Add back: Restructuring and employee severance	26	22
Add back: Acquisition related costs	26	22
Add back: Impairments and loss on sale of assets	26	22
Add back: Litigation (credits) / charges, net	26	22
Add back: Other spin-off costs (1)	24	22

(1)	Included in Distribution, Selling, General and Administrative Expenses. Amounts related to the spin-off are separately disclosed.

	Page number Fiscal 2010 Form 10-K	Page number First Quarter Form 10-Q
Non-GAAP Earnings from continuing operations:
GAAP Earnings from continuing operations
Add back: Restructuring and employee severance	26	22
Add back: Acquisition related costs	26	22
Add back: Impairments and loss on sale of assets	26	22
Add back: Litigation (credits) / charges, net	26	22
Add back: Other spin-off costs (1)	24	22
Add back: Loss on extinguishment of debt	27	N/A
Less: Income tax impact of items above
Less: Gain on sale of CareFusion common stock	27	23
Add back: Other spin-off costs (2)	28	N/A

(1)	Included in Distribution, Selling, General and Administrative Expense. Amounts related to the spin-off are separately disclosed.
(2)	Included in Provision for Income Taxes. Amount is separately disclosed and related to a tax charge attributable to earnings no longer indefinitely invested offshore.

	Page number Fiscal 2010 Form 10-K	Page number First Quarter Form 10-Q
Non-GAAP Diluted EPS:
Non-GAAP Earnings from continuing operations (per above)
Divided by: Diluted weighted average number of Common Shares outstanding	40	3